Exhibit 99.1

Silicom Ltd. and its Subsidiaries Condensed Interim Consolidated Financial Statements As of June 30, 2016 (Unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Financial Statements as of June 30, 2016 (unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited)

		June 30,	December 31,
		2016	2015
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents		10,969	18,178
Marketable securities	3	15,517	8,636
Accounts receivable:
Trade (net of provision for doubtful accounts of US$ 20
thousands as of June 30, 2016 and December 31, 2015)		21,378	23,768
Other		4,411	1,380
Inventories	4	38,367	26,321
Deferred tax assets		-	950

Total current assets		90,642	79,233

Marketable securities	3	13,629	24,246

Assets held for employees' severance benefits		1,407	1,374

Deferred tax assets		1,721	595

Property, plant and equipment ("PPE"), net		3,972	3,825

Intangible assets, net		4,331	5,164

Goodwill		25,741	25,561

Total assets		141,443	139,998

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited) (Continued)

		June 30,	December 31,
		2016	2015
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		14,996	8,556
Other accounts payable and accrued expenses		6,040	11,147
Deferred tax liabilities		-	111

Total current liabilities		21,036	19,814

Long-term liability
Contingent consideration		4,991	4,942
Liability for employees' severance benefits		2,504	2,251
Deferred tax liabilities		438	157

Total liabilities		28,969	27,164

Shareholders' equity	5
Ordinary shares and additional paid-in capital		45,633	44,122
Treasury shares		(38)	(38)
Retained earnings		66,879	68,750

Total shareholders' equity		112,474	112,834

Total liabilities and shareholders’ equity		141,443	139,998

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Operations (unaudited)

		Three-month period		Six-month period
		ended June 30,		ended June 30,
		2016	2015	2016	2015
		US$ thousands		US$ thousands
		(Except for share and		(Except for share and
	Note	per share data)		per share data)

Sales	6	26,001	17,121	47,358	35,884
Cost of sales		16,150	10,075	29,575	20,967

Gross profit		9,851	7,046	17,783	14,917

Operating expenses
Research and development		2,869	2,283	5,897	4,581
Sales and marketing		1,648	1,396	3,175	2,689
General and administrative		986	749	2,001	1,505
Contingent consideration expense (benefit)		62	207	15	404

Total operating expenses		5,565	4,635	11,088	9,179

Operating income		4,286	2,411	6,695	5,738

Financial income, net		90	4	25	113

Income before income taxes		4,376	2,415	6,720	5,851

Income taxes		843	360	1,279	810

Net income		3,533	2,055	5,441	5,041

Income per share:
Basic income per ordinary share (US$)		0.482	0.282	0.744	0.694

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,335	7,274	7,316	7,260

Diluted income per ordinary share (US$)		0.477	0.278	0.735	0.684

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,414	7,378	7,404	7,372

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ Equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2015	7,218,633	21	41,245	(38)	59,504	100,732

Exercise of options and RSUs(2)	65,711	*-	943	-	-	943
Share-based compensation	-	-	1,913	-	-	1,913
Dividend (US $1.00 per share)	-	-	-	-	(7,274)	(7,274)
Net income	-	-	-	-	16,520	16,520

Balance at
December 31, 2015	7,284,344	21	44,101	(38)	68,750	112,834

Exercise of options and RSUs(2)	62,219	1	416	-	-	417
Share-based compensation	-	-	1,094	-	-	1,094
Dividend (US $1.00 per share)	-	-	-	-	(7,312)	(7,312)
Net income	-	-	-	-	5,441	5,441

Balance at
June 30, 2016	7,346,563	22	45,611	(38)	66,879	112,474

(1)	Net of 14,971 shares held by Silicom Inc..
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

	Six-month period
	ended June 30,
	2016	2015
	US$ thousands
Cash flows from operating activities
Net income	5,441	5,041

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	1,599	1,024
Write-down of obsolete inventory	693	123
Liability for employees' severance benefits, net	220	16
Discount on marketable securities,net	212	298
Share-based compensation expenses	864	734
Deferred taxes	(6)	(359)
Adjustments in relation to acquisition	(180)	-
Changes in assets and liabilities:
Accounts receivable - trade	2,396	3,255
Accounts receivable - other	(3,112)	(1,623)
Inventories	(12,797)	(5,951)
Trade accounts payable	6,399	1,893
Other accounts payable and accrued expenses	(4,842)	1,506
Contingent consideration adjustments	15	404
Net cash provided by (used in) operating activities	(3,098)	6,361

Cash flows from investing activities
Proceeds from short term bank deposits, net	-	4,000
Sale of property, plant and equipment	-	49
Purchases of property, plant and equipment	(860)	(1,791)
Proceeds from maturity of marketable securities	3,625	10,200
Purchases of marketable securities	-	(12,935)
Net cash provided by (used in) investing activities	2,765	(477)

Cash flows from financing activities
Exercise of options	416	856
Dividend	(7,312)	(7,274)
Net cash used in financing activities	(6,896)	(6,418)

Effect of exchange rate changes on cash balances held	20	104

Decrease in cash and cash equivalents	(7,209)	(430)

Cash and cash equivalents at beginning of period	18,178	17,890
Cash and cash equivalents at end of period	10,969	17,460

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE	68	223
B. Cash paid during the period for:
Income taxes	2,444	990

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company’s shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ”) since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).  The Company’s shares had been traded in Israel on the Tel Aviv Stock Exchange ("TASE"), since December 2005. Since June 16, 2013 the Company's shares had been included in the Tel-Aviv 100 Index. In January 28, 2016, the Company delisted from trading in the TASE.

Silicom markets its products directly, through Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products.

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Fiberblaze A/S, (hereinafter - "Fiberblaze"), whereas the term "subsidiaries" refers to Silicom Inc. and Fiberblaze.

Note 2 - Summary of Significant Accounting Policies

A.	Basis of presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and related notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

B.	Estimates and assumptions

The preparation of the condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of PPE, deferred tax assets, inventory, investments, goodwill, intangible assets, share-based compensation and other contingencies.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

C.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 3 to these condensed interim consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

D.	Recent Accounting Pronouncements

(1)	In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

D.	Recent Accounting Pronouncements (cont’d)

(2)	In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory.
This ASU is effective in fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.  This ASU is to be applied prospectively. Early adoption is permitted as of the beginning of an interim or annual period.

(3)	In November 2015, the FASB issued ASU 2015-17, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent.
The ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2016. Early adoption is permitted.

(4)	In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability.
The ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2015 and June 30, 2016 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At June 30, 2016
Held to maturity:
Corporate debt securities and
government debt securities
Current	15,591	9	(52)	15,548
Non-Current	13,710	18	(52)	13,676

	29,301	27	(104)	29,224

At December 31, 2015
Held to maturity:
Corporate debt securities
Current	8,720	-	(90)	8,630
Non-Current	24,418	-	(255)	24,163

	33,138	-	(345)	32,793

*	Fair value is being determined using quoted market prices in active markets (Level 1).
**	Including accrued interest in the amount of US$ 256 thousands and US$ 155 thousands as of December 31, 2015 and June 30, 2016 respectively.

Activity in marketable securities in six month period ended in June 30, 2016:

US$ thousands
Balance at January 1, 2016	33,138

Discount on marketable securities, net	(212)
Proceeds from maturity of marketable securities	(3,625)
Balance at June 30, 2016	29,301

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2016:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity

Corporate debt securities	-	-	(104)	20,418	(104)	20,418

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 4 - Inventories

	June 30,	December 31,
	2016	2015
	US$ thousands

Raw materials and components	16,671	9,598
Products in process	14,258	9,013
Finished products	7,438	7,710
	38,367	26,321

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 5 - Share based compensation

On June 8, 2016, the Company granted, in the aggregate, 93,660 options to certain of its directors, employees and consultants under the 2013 Plan. In relation to this grant:

1.	The exercise price for the options (per ordinary share) was US$ 28.38 and the Option expiration date was the earlier to occur of: (a) June 8, 2024; and (b) the closing price of the shares falling below US$ 14.19 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.58%
Expected dividend yield	2.42%
Average expected volatility (b)	47.9%
Termination rate	9%
Suboptimal rate (c)	3.32%

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

3.	Compensation expenses incurred during the six and three month periods ended June 30, 2016 in relation to this grant were approximately US$ 23 thousand. As at June 30, 2016, there were approximately US$ 754 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 1.94 years.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 6 - Sales

Sales to single customers exceeding 10% of sales:

	Six-month period ended June 30,
	2016	2015
	US$ thousands

Customer “A”	9,667	6,770
Customer “B”	6,382	*